STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of CarCarePro, Incorporated resolutions were duly adopted setting a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Article III, Shares" so that, as amended, said Article shall be and read as follows: The total number of shares which the corporation shall have authority to issue is 10,000,000 shares of common stock with a par value of $0.0001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware. IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 11th day of May, 2023.

By:
Authorized Officer
Title: Incorporator/President
Name: Todd R. Cripe

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:06 AM 02/20/2023
FILED 09:06 AM 02/20/2023
SR 20230587754 - File Number 7314929

CERTIFICATE OF INCORPORATION OF CARCAREPRO, INCORPORATED

The undersigned persons, acting as incorporators of a corporation organized under the laws of Delaware, hereby adopt the following Certificate of Incorporation.

ARTICLE I
CORPORATE NAME

The name of this corporation is CarCarePro, Incorporated.

ARTICLE II
INITIAL PRINCIPAL OFFICE

The mailing address of the corporation's initial principal office is:

1290 Gresham Rd #9201
Marietta, GA 30065

ARTICLE III
SHARES

The total number of shares which the corporation shall have authority to issue is 10,000,000 shares of preferred stock with a par value of $0.0001 per share.

ARTICLE IV
REGISTERED OFFICE AND AGENT

The street address of the corporation's initial register office and the name of its initial registered agent at such address is:

Registered Agent 9768720
A Registered Agent, Inc.
8 The Green, Suite A
Kent County
Dover, Delaware 19901

ARTICLE V
PURPOSE

The purpose of the corporation is to engage in any lawful activity permitted by the laws of this state.

ARTICLE VI
DIRECTORS

The names and residence addresses of the persons constituting the initial board of directors are:

Todd Cripe
2368 Ashton Woods Court
Marietta, Georgia 30068

Craig Tieman
25060 Purple Emperor Way
Punta Gorda, Florida 33955

After the initial board of directors, the board shall consist of such number of directors as shall be determined by the shareholders from time to time at each annual meeting at which directors are to be elected.

ARTICLE VII
LIABILITY OF DIRECTORS

To the fullest extent permitted by law, no director of this corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of any duty owed to the corporation or its shareholders, except that a director may be held personally liable for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) declaration of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) a transaction form which the director derives an improper personal benefit.

Any director of office who is involved in litigation or other proceeding by reason of his or her position as a director or officer of this corporation shall be indemnified and held harmless by the corporation to the fullest extent permitted by law.

ARTICLE VIII
OTHER PROVISIONS

Preemptive Rights. The corporation elects to have preemptive rights so that each shareholder has the right to acquire a proportional amount of any shares that are issued.

Director or Office Interest. In the absence of fraud, no transaction between (a) this corporation and (b) any other association, corporation or any director of officer of this corporation individually, shall be affected by the fact that any director or officer of this corporation is individually a party to the transaction or is interested in or is a director or officer of such other association or corporation.

Stock Transfer Restriction. No shareholder of this corporation shall sell any shares of stock held by him or her in this corporation without first offering to sell such stock to the corporation on the same terms and conditions and at the price offered in good faith and in writing, by any proposed purchaser. The written offer by such proposed purchaser shall be delivered to the corporation at the time the stock is offered to the corporation for sale. The corporation shall have the right to accept the offer any time within thirty (30) days from and after the date on which the offer is made to the shareholder and shall exercise the option to purchase by notifying the shareholder in writing. If the corporation shall not exercise its option to purchase the shares of stock, it shall notify the shareholder in writing within the thirty (30) day period and the shares may then be sold by the shareholder, but only to the proposed purchaser on the same terms and conditions as offered to the corporation and only within thirty (30) days from and after the date on which the corporation declines to exercise its option.

Corporate Seal. The corporation shall have no corporate seal.

Execution of Written Instruments. All instruments that are executed on behalf of the corporation which are acknowledged and which affect an interest in real estate shall be executed by the President or any Vice-President and the Secretary or Treasurer. All other instruments executed by the corporation, including a release of mortgage or lien, may be executed by the President or Vice-President. Notwithstanding the preceding provisions of this section, any written instrument may be executed by any officer(s) or agent(s) that are specifically designated by resolution of the bord of directors.

Certification

I certify that I have read the above Certificate of Incorporation and that it is true and correct to the best of my knowledge.

todd cripe
_____
todd cripe (Feb 17, 2023 13:05 EST)

Todd Cripe, Incorporator
2368 Ashton Woods Court
Marietta, Georgia 30068





Craig Tieman
Craig Tieman (Feb 17, 2023 13:06 EST)

Craig Tieman, Incorporator
25060 Purple Emperor Way
Punta Gorda, Florida 33955

Subscribed and sworn to (or affirmed) before me this 17th day of February, 2023.

LAUREN N FRIDLEY
ELECTRONIC NOTARY PUBLIC
REG # 7699515
EXPIRES 6/30/2024
COMMONWEALTH OF VIRGINIA

US Virtual Notary
545 Islip Ave
Islip, NY 11751
Notary Public -Lauren N Fridley
Commission 7699515
Expires June 30, 2024
Notary Public of Chesterfield County, Virginia

Completed via Remote Online Notarization using 2way Audio/Video technology